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                           Datastream Systems, Inc.
                              50 Datastream Plaza
                       Greenville, South Carolina 29605



                                 July 23, 1998


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     Datastream Systems, Inc.
                Request to Withdraw Registration Statement on Form S-3 Commission File No. 333-57897

Ladies and Gentlemen:

        On behalf of Datastream Systems, Inc. (the "Company"), I hereby request that the Registration Statement on Form S-3 (Commission File No. 333-57897) originally filed by the Company with the Securities and Exchange Commission on June 26, 1998, and as amended July 7, 1998, be formally withdrawn. The Company has elected not to go forward with the proposed public offering due to current market conditions.


                                Very truly yours,

                                /s/ Daniel H. Christie
                                -------------------------------
                                Daniel H. Christie
                                Chief Financial Officer


cc:     Mr. Jae Kim, Securities and Exchange Commission
        Mr. Larry G. Blackwell
        Kelly A. Carlos, Esq., Hunton & Williams
        Larry Shackleford, Esq., Morris, Manning & Martin
        Grant W. Collingsworth, Esq., Morris, Manning & Martin
        Mr. Jay Gilmore, KPMG Peat Marwick